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                             BINGHAM McCUTCHEN LLP
                              ONE FEDERAL STREET
                          BOSTON, MASSACHUSETTS 02110

                               December 10, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:Pioneer Series Trust VI (File Nos. 333-138560; 811-21978)
   Registration Statement on Form N-1A

Ladies and Gentlemen:

   This letter is to respond to comments we received from Mr. Dominic Minore of the Staff of the Division of Investment Management of the Securities and Exchange Commission (the "Commission") regarding Post-Effective Amendment
No. 24 to the Registration Statement on Form N-1A of Pioneer Series Trust VI (the "Registrant") relating to Pioneer Floating Rate Fund. Following are the Staff's comments and the Registrant's responses thereto:

I. General Comment

1.  Comment:   The Staff asked that the Registrant provide a letter to the
               Commission that includes certain "Tandy" acknowledgments with the Registrant's response to the Staff's comments.

    Response:  A Tandy representation letter executed in connection with the filing of this response is attached hereto as Exhibit A.

II. Comments Applicable to the Fund's Prospectus

A. Fees and Expenses

1.  Comment:   The Staff requested that the Registrant confirm that the Fund does not intend to invest in other investment companies to the extent that Acquired Fund Fees and Expenses will represent
               0.01% or more of the Fund's expenses during the next twelve months, and that any expenses related to investments in other investment companies are reflected in the Other Expenses line item.

    Response:  The Registrant confirms that the Fund does not intend to invest in other investment companies to the extent that Acquired Fund Fees and Expenses will represent 0.01% or more of the Fund's expenses during the next twelve months, and that estimated expenses related to investments in other investment companies are reflected in the Other Expenses line item.

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2.  Comment:   The Staff noted that Footnote 2 to the Fee Table states that the expense limitation arrangement for Class Y shares is in effect through March 1, 2014. The Staff noted Form N-1A permits a fee waiver arrangement to be shown in the Fee Table only if the arrangement will reduce Fund operating expenses for no less than one year from the effective date of the Fund's Registration Statement. The Staff requested that Pioneer extend the fee waiver arrangement or remove it from the Fee Table.

    Response:  The Registrant has revised the disclosure to indicate that the fee waiver arrangement is in effect through March 1, 2015.

3.  Comment:   The Staff noted that the fee table shows expenses waived only for Class Y shares of the Fund. The Staff requested that the Registrant confirm in its response to the Staff's comments that the expenses shown as waived for Class Y shares in the fee table are class-specific expenses.

    Response:  The Registrant confirms that the expenses shown as waived for
               Class Y shares in the fee table are class-specific expenses.

4.  Comment:   The Staff noted that the Registrant states that, with respect to the expense limitation arrangement for Class Y shares, the arrangement may be terminated only by agreement of the adviser and the Board of Trustees. The Staff requested that the Registrant confirm in its response to the Staff's comments that the Board of Trustees does not intend to terminate the arrangement during the term indicated in the prospectus.

    Response:  The Registrant confirms that it has not been informed that the
               Board of Trustees intends to terminate the contractual expense limitation arrangement for Class Y shares of the Fund during the term indicated in the prospectus.

B. Principal Investment Strategies

1.  Comment:   The Staff noted that the Registrant states that the Fund's investments in floating rate loans typically hold a senior position in the borrower's capital structure, and then follows that disclosure with a statement that the Fund also may invest in other securities, including unsecured or subordinated loans.
               The Staff noted that the disclosure could thus imply that all of the Fund's investments in floating rate loans will consist of senior secured loans. The Staff requested that the Registrant revise the disclosure to clarify whether or not the Fund's investments in floating rate loans generally consist entirely of senior secured loans.

    Response:  The Registrant has revised the disclosure to address the
               Staff's comment.

2.  Comment:   The Staff requested that the Registrant add the phrase "also known as 'junk bonds'" to the disclosure stating that the Fund may invest in high yield corporate bonds.

    Response:  The Registrant has added the disclosure requested by the Staff.

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3.  Comment:   The Staff requested that the Registrant include an undertaking in its response to the Staff's comments that, to the extent that the Fund's investments in any one region or country represent a material percentage of the Fund's assets, the Registrant will supplement the Fund's prospectus to disclose the specific risks of investing in such region or country.

    Response:  The Registrant undertakes that, to the extent that the Fund's investments in any one region or country represent a material percentage of the Fund's assets, the Registrant will supplement the Fund's prospectus to disclose the specific risks of investing in such region or country.

4.  Comment:   The Staff requested that the Registrant add disclosure
               regarding the average portfolio duration that the Fund seeks to achieve. The Staff requested that the Registrant provide a brief definition of duration and a brief illustration of duration, such as the expected impact of a 1% increase in interest rates on the Fund's portfolio.

    Response:  The Registrant notes that the Fund does not seek to achieve a specific average portfolio duration as part of its investment strategy. The Registrant also notes that the effects of interest rates changes on the Fund's portfolio are addressed in the disclosure regarding interest rate risk. Accordingly, the Registrant respectfully submits that no change to the disclosure is required.

5.  Comment:   The Staff noted that the Fund's investments may have fixed rate, adjustable rate, floating rate, contingent, deferred, payment in kind and auction rate features, and may include instruments that allow for balloon payments or negative amortization payments. The Staff requested that the Registrant include separate risk factors with respect to such investments.

    Response:  The Registrant has added disclosure to address the Staff's comment.

6.  Comment:   The Staff requested that the Registrant revise the disclosure to clarify the extent to which the Fund may invest across market capitalization ranges, industries and market sectors.
               The Staff noted that to the extent the Fund intends to focus on a particular market capitalization range, industry or market sector, the Fund should identify that focus and add appropriate risk disclosure.

    Response:  The Registrant has revised the disclosure to address the
               Staff's comment.

C. Principal Risks

1.  Comment:   The Staff requested that the Registrant revise the disclosure regarding the risks of investing in floating rate loans and loans with interest rate reset features to highlight the heightened risk of default for such investments if interest rates increase.

    Response:  The Registrant has revised the disclosure to address the
               Staff's comment.

2.  Comment:   The Staff requested that the Registrant revise the disclosure regarding the risk of insufficient collateral, and the title of the risk factor, to address the absence of collateral for certain loans.

    Response:  The Registrant has revised the disclosure to address the
               Staff's comment.

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D. Management Fee

1.  Comment:   The Staff requested that the Registrant revise the disclosure regarding the Fund's management fee schedule to clarify that the word "assets" in the description of the breakpoints in the fee schedule is intended to mean "average daily net assets."

    Response:  The Registrant has revised the disclosure to address the
               Staff's comment.

   Please call the undersigned at (617) 951-8458 or Toby Serkin at
(617) 951-8760 with any questions.

                                          Sincerely,

                                          /s/ Jeremy Kantrowitz

                                          Jeremy Kantrowitz

cc:Terrence J. Cullen
   Christopher J. Kelley
   Roger P. Joseph
   Toby R. Serkin


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                                                                      Exhibit A

                            Pioneer Series Trust VI
                                60 State Street
                          Boston, Massachusetts 02110

                               December 10, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:Pioneer Series Trust VI (File Nos. 333-138560; 811-21978)
   Registration Statement on Form N-1A

Ladies and Gentlemen:

   In connection with the review by the Staff of the Securities and Exchange Commission (the "Commission") of Post-Effective Amendment No. 24 to the Registration Statement on Form N-1A for Pioneer Series Trust VI relating to Pioneer Floating Rate Fund, filed on October 11, 2013, the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

    (a)the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

    (b)Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

    (c)the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                          Sincerely,

                                          Pioneer Series Trust VI

                                              By:  /s/ Christopher J. Kelley

                                              Name: Christopher J. Kelley

                                              Title: Secretary